**Chris Reimers Work History**

Viroment Equity, LLC
Chief Field Officer
October 2020 – present

BRU Ag, LLC
Co-Owner
August 2020 – present

Kit Held Seed & Chenical
Agronomy Sales
July 2020 – present

CR Ag, LLC
Owner
September 2016 - present